UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Statement re Recommended Merger dated May 03, 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 03, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 03, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.


                                                                    3rd May 2007

                                  BARCLAYS PLC

BARCLAYS NOTES THE DUTCH ENTERPRISE COURT'S RULING AFFECTING ABN AMRO'S CONTRACT
                       TO SELL LASALLE TO BANK OF AMERICA

Barclays PLC ("Barclays") notes today's judgment by the Dutch Enterprise Court affecting ABN AMRO Bank N.V.'s contract to sell LaSalle Bank Corporation ("LaSalle") to Bank of America.

Barclays is continuing to pursue its recommended merger with ABN AMRO which offers significant value to shareholders.


                                    - ENDS -

For further information please contact:


Media Relations
Stephen Whitehead/Alistair Smith
Office: +44 (0)20 7116 6060/6132

Investor Relations
James S Johnson
Telephone: +44 (0)20 7116 2927


About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.Barclays.com.


Other Information
This announcement is an announcement within the meaning of article 9b of the Dutch Securities Market Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). Such persons should inform themselves about and observe any applicable requirements.

The offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements including, in the case of the US, except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the offer invalid.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

Forward Looking Statements
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.